SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 18 April, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	bp simplifies organisation; changes to exec team dated 18 April 2024

Exhibit 1.1

press release

18 April 2024

bp simplifies organisational structure and
announces executive team changes

●
Simplified structure reduces duplication and reporting line complexity.
●
William Lin to lead gas & low carbon energy business, following retirement of Anja--Isabel Dotzenrath.
●
Emeka Emembolu to lead technology function, following Leigh-Ann Russell's decision to leave bp for an external opportunity.

bp is simplifying its organisational structure, supporting delivery of the priorities it set out in February 2024 to grow the value of bp.

bp will continue to have three businesses - production & operations, gas & low carbon energy and customers & products - enabled by trading & shipping. The current regions, corporates & solutions organisation will be integrated into the businesses and functions, and bp will now be supported by five functions: finance; technology; strategy, sustainability & ventures; people & culture; and legal. Together these changes will reduce duplication and reporting line complexity. bp's executive leadership team will reduce in size to ten members. bp's financial reporting structure remains unchanged.

William Lin, who previously led regions, corporates & solutions, will now lead the gas & low carbon energy business, succeeding Anja-Isabel Dotzenrath who is retiring from bp and her executive career. Emeka Emembolu will head bp's technology function, taking over from Leigh-Ann Russell who is leaving bp for an external opportunity.

Murray Auchincloss, bp's chief executive officer, said: "As I set out in February, bp's destination from IOC to IEC is unchanged - and we need to deliver as a simpler, more focused and higher value company. These changes will help us do just that, reducing complexity within bp, allowing our team to focus on delivering our priorities and growing the value of bp.

"I congratulate William on his new role and am delighted to welcome Emeka to the leadership team. William brings extensive experience, expertise, and leadership to gas & low carbon energy − a key part of our portfolio. He has a proven track record of delivery, managing complex relationships and deals - effectively leading teams to build resilient businesses. Emeka has been chief of staff for the past two years and in a 25-year bp career has held senior technical roles right across the business, always focused on safety, value growth, people and technology.

"I would of course also like to thank Anja and Leigh-Ann. Anja has made a hugely positive and lasting impact, building a world class team and low carbon business platform and leading and implementing the right low carbon strategy for bp for the long term. Leigh-Ann has ensured bp kept aware of both the opportunities and risks presented by today's fast-developing technologies. Her leadership, commitment to building diverse teams, and care for people are deeply appreciated throughout bp. I wish them both all the very best for the future."

William Lin is already a member of bp's leadership team in his current role as executive vice president for regions, corporates & solutions. For the past four years, he has led RC&S as a key integrator of bp's global activities with customers, partners, and governments.  William has worked in bp for 28 years, holding senior management roles across the world including in Asia Pacific, Egypt and the US, and as head of bp's group chief executive office and as chief operating officer in the former Upstream responsible for all oil and gas regions across the portfolio.

Emeka Emembolu has worked as chief of staff for the past two years. In this role he has run the CEO office and provided direct support and advice to the bp leadership team. Emeka has been with bp for 25 years, starting his career working offshore as an engineer. Before joining the executive office, he ran bp's business in the North Sea. Prior to that, he held a range of senior technical leadership roles in the Gulf of Mexico/Canada, North Africa, and Alaska businesses and in bp's subsurface function.

Notes to editors:

●
bp's executive leadership team:
-
CEO, Murray Auchincloss
-
CFO, Kate Thomson
-
EVP Production and operations, Gordon Birrell
-
EVP Gas & low carbon energy, William Lin
-
EVP Customers & products, Emma Delaney
-
EVP Trading & shipping, Carol Howle
-
EVP Technology, Emeka Emembolu
-
EVP Strategy, sustainability & ventures, Giulia Chierchia
-
EVP People & culture, Kerry Dryburgh
-
EVP Legal, Mike Sosso

●
Regional teams will report to their most relevant businesses. The Latin America team, formerly part of RC&S, will now report to P&O. The bp America and China teams, formerly part of RC&S, will now report to G&LCE, as will bp's strategic corporates and partnerships team and central non-operated joint ventures team.  The UK and Europe teams, formerly part of RC&S, will now report to C&P.  Other teams from RC&S will report into relevant functions.

●
The organisational changes will not impact bp's financial reporting structure.

Further information:

●
bp press office, London: bppress@bp.com

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: This announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see', 'focus on' or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including the risk factors discussed under "Risk factors" in bp's most recent Annual Report and Form 20-F as filed with the US Securities and Exchange Commission. Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 April 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary